Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

American Subsidiaries of Daiichi Pharmaceutical and Sankyo to Integrate

Tokyo, March 23, 2006 – DAIICHI SANKYO COMPANY, LIMITED has announced today the upcoming business integration of the American subsidiaries of Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. The newly formed company will commence business on April 3, 2006, under the name, DAIICHI SANKYO, INC. (DSI).

DSI will possess an R&D and sales division, and will be central to DAIICHI SANKYO’s growth strategy by assuming responsibility for the Group’s new drug development and sales in the United States.

1. Newly Integrated Organization

2. New Company Profile

(1) Company name: DAIICHI SANKYO, INC. (DSI)

(2) Establishment date: October 22, 1996

(3) Capital: $24,985,125

(4) Outstanding shares: 24.75 stocks

(5) Ratio of shareholdings: Sankyo 80.8%; Daiichi Pharmaceutical 19.2%

(6) Corporate officers: Joseph P. Pieroni (President), Hiroshi Hashimoto (financial officer), Craig B. Bleifer (secretarial officer)

(7) Directors: John C. Alexander (Chairman of the Board of Directors), Joseph P. Pieroni, Hiroyoshi Horikoshi, Kazunori Hirokawa, Hiroshi Hashimoto, Hikaru Nagata, Masatoshi Sakamoto

(8) Main businesses: Research, development and sales of pharmaceuticals

(9) Main office location: Two Hilton Court, Parsippany, New Jersey 07054, USA

(10) Fiscal year ending March 31

(11) Date of business commencement: Monday, April 3, 2006

3. Integration Method

Daiichi Pharmaceutical’s American subsidiary, Daiichi Pharma Holdings, Inc., shall be merged into the surviving company, Sankyo’s American subsidiary, Sankyo Pharma Inc. The company name shall be changed to DAIICHI SANKYO, INC.